UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        The Ashton Technology Group, Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   045084-10-0
              ----------------------------------------------------
                                 (CUSIP Number)


                             Mr. David N. Rosensaft
                        c/o Practical Group Incorporated
                        215 East 68th Street Suite 12-O
                     New York, New York 10021 (212)570-9191
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 1, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045084-10-0            SCHEDULE 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David N. Rosensaft
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               750,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             None
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        750,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        None
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      750,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.92%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation (the "Company") with principal executive offices located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This statement constitutes Amendment No. 3 to the Schedule 13D of David N. Rosensaft, originally filed with the Securities and Exchange Commission (the "Commission") on May 2, 1996 (the "Initial Filing"), which was amended by Amendment No. 1 thereto filed with the Commission on July 10, 1996 and amended and restated by Amendment No. 2 thereto filed with the Commission on March 24, 1997 (the "Amended and Restated 13D"). Except as disclosed herein, there has been no change in the information previously reported in the Amended and Restated 13D. Capitalized terms not defined herein shall have the meanings ascribed to them in the Amended and Restated 13D.


Item 5.  Interest in Securities of the Issuer

         Item 5 is amended by the following:

         (a)  adding the following after the last paragraph:

         " Dover, Rittereiser or his or its designee failed to pay David N. Rosensaft the Purchase Price on the Closing Date. Accordingly, the transactions contemplated by the Stock Purchase Agreement have not been consummated.

         On May 1, 1997, David N. Rosensaft commenced an action in the United States District Court for the Southern District of New York against the Company, UTTC, Dover and Rittereiser (the "Defendants") entitled David N. Rosensaft v. The Ashton Technology Group, Inc., Universal Trading Technologies Corporation, The Dover Group, Inc. and Frederic Rittereiser, No. 97 Civ. 3138, asserting ten claims against the Defendants including breach of contract and securities fraud and seeking, inter alia, specific performance of the Stock Purchase Agreement, or in the alternative, actual and consequential damages in an amount to be proved at trial in addition to punitive damages. As a result of the failure to close the transactions contemplated by the Stock Purchase Agreement, it is David
N. Rosensaft's position that all provisions therein relating to restrictions on David N. Rosensaft's ability to vote the Shares have expired."


                                                               Page 3 of 4 Pages

Signature


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 6, 1997                              /s/ David N. Rosensaft
-----------                              ----------------------
Date                                     Signature


                                         David N. Rosensaft
                                         ----------------------
                                         Name


                                                               Page 4 of 4 Pages